Press Release from the Atlas Copco Group

 February 2, 2006



Atlas Copco

Report on Q4 and full-year 2005 summary
(unaudited)

Record fourth quarter ends record year

- **Decision to explore a divestment of the Rental Service business.**
- **Orders received up 29%, +11% in volume.**
- **Revenues reached MSEK 15 033 (11 592), up 12% in volume.**
- **Operating profit margin increased to 19.7% (15.4). Operating profit was MSEK 2 955 (1 784), supported by MSEK 600 in positive currency effects compared to previous year.**
- **Profit after financial items increased 61% to MSEK 2 896 (1 798), including changes in accounting for share based payments.**
- **Net profit was MSEK 2 182 (1 292), including a gain on discontinued operations of MSEK 217. Earnings per share were SEK 3.46 (2.05).**
- **Operating cash flow totaled MSEK 878 (1 274).**
- **The Board proposes 42% increase in the dividend to SEK 4.25 per share and a share buy-back program.**

The consolidated accounts are prepared in accordance with International Financial Reporting Standards (IFRS). Financial information for 2004 is restated and excludes discontinued operations (the professional electric tools business), unless otherwise stated. The first three quarters in 2005 have been restated for changes in accounting for share based payments (see page 15).

	Oct. – Dec.			Jan. – Dec.		
MSEK	2005	2004	%	2005	2004	%
Orders received	**15 196**	**11 762**	**+29**	55 281	44 659	+24
Revenues	**15 033**	**11 592**	**+30**	52 742	43 192	+22
Operating profit	**2 955**	**1 784**	**+66**	9 403	6 651	+41
– as a percentage of revenues	***19.7***	***15.4***		*17.8*	*15.4*	
Profit after financial items	**2 896**	**1 798**	**+61**	9 300	6 382	+46
– as a percentage of revenues	***19.3***	***15.5***		*17.6*	*14.8*	
Net profit from continuing operations	**1 965**	**1 228**	**+60**	6 364	4 430	+44
Net profit from discontinued operations	**217**	**64**		217	241	
Net profit	**2 182**	**1 292**	**+69**	6 581	4 671	+41
Earnings per share, SEK [2]	**3.46** [1]	**2.05** [1]	**+69**	10.43 [1]	7.41 [1]	+41
Equity capital per share, SEK [2]	**41**	**36**				
Return on capital employed, %	**29**	**22** [1]				

[1] Including discontinued operations.
[2] Earnings per share and equity capital per share are adjusted for share split.

Near-term demand outlook

The demand for Atlas Copco's products and services, from all major customer segments such as mining, infrastructure and other non-residential construction, manufacturing and process industry, is expected to remain at the current high level.

Atlas Copco Group Center

Atlas Copco AB
SE-105 23 Stockholm
Sweden

Visitors address:
Sickla Industriväg 3
Nacka

Telephone: +46 (0)8 743 8000
Telefax: +46 (0)8 644 9045
Web site www.atlascopco.com

A Public Company (publ)
Reg. No: 556014-2720
Reg. Office Nacka

Atlas Copco

Atlas Copco Group

Summary of full year 2005 results

The first three quarters of 2005 have been restated for changes in accounting for share based payments (see page 15).

Orders received by the Atlas Copco Group in 2005 increased 24%, to MSEK 55 281 (44 659). Volume for comparable units increased 11%, price increases added 3%, structural changes 6% and currency translation 4%. Revenues increased 22%, to MSEK 52 742 (43 192), corresponding to 11% volume growth.

The Group's operating profit increased 41% to MSEK 9 403 (6 651), corresponding to a margin of 17.8% (15.4). The operating profit had a positive impact of approximately MSEK 650 from changes in exchange rates compared with the previous year. Changes in accounting for share based payments had a negative effect compared with previously applied accounting.

Profit after financial items increased to MSEK 9 300 (6 382), corresponding to a margin of 17.6% (14.8), positively affected by the above mentioned accounting changes. Net profit, including discontinued operations, totaled MSEK 6 581 (4 671), or SEK 10.43 (7.41) per share.

Operating cash flow before acquisitions, divestments and dividends equaled MSEK 4 521 (4 697).

Dividend

The Board of Directors proposes to the Annual General Meeting that a dividend of SEK 4.25 (3.00) per share be paid for the 2005 fiscal year. This corresponds to a total of MSEK 2 672 (1 886).

Proposed mandate for repurchases of own shares

The Board of Directors has decided to propose that the Annual General Meeting approves a mandate for the repurchase of a maximum of 10% of the total number of shares issued by the Company over the OMX Stockholm Stock Exchange. Currently the Company does not own any of its shares. This authorization would cover the period up to the Annual General Meeting in 2007.

The intention with the proposal is to continuously be able to adapt the capital structure to the capital needs of the Company and thus contribute to increased shareholder value.

The details of the proposal will be communicated in connection with the Notice of the Annual General Meeting.

Atlas Copco to explore a divestment of its Rental Service business

Following a thorough strategic review, Atlas Copco has decided to explore a divestment of its construction equipment rental operations, i.e. the U.S.-based Rental Service Business Area. In 2005, the business area had revenues of MSEK 11 604 (MUSD 1 556), operating profit of MSEK 2 666 (MUSD 357) and 5 100 employees.

Review of fourth quarter

Market development

Demand for the Group's products and services in **North America** developed favorably. Increased demand from the manufacturing and process industries was noted for production related equipment and aftermarket products, as well as for investment goods. The non-residential construction segment continued to improve, which benefited the demand for rental equipment and services. The other construction segments – residential building and public infrastructure – showed continued growth. The demand from the mining industry continued at the high level seen in recent periods.

In **South America**, overall demand continued to be healthy. Orders for mining equipment were, however, lower than previous year's very strong fourth quarter.

The demand in **Europe** grew. The construction sector continued to improve and the manufacturing and process industries demand for industrial equipment and related aftermarket products improved in many markets in Western Europe. Germany continued to show modest growth while demand improved in France and Italy. Good growth was recorded in the Nordic region and in Eastern Europe, particularly in Russia.

The **Africa/Middle East** region developed positively. Mining and construction equipment as well as industrial compressors and tools, particularly in Southern Africa, were in good demand.

The demand in **Asia** continued to improve. Growth continued to be strong in all major markets: Japan, India, South Korea and China. In **Australia,** the demand was healthy from most customer segments.

Orders and revenues

MSEK	October – December Orders Received	Revenues
2004 reported	13 124	12 957
Discontinued operations	-1 362	-1 365
2004	11 762	11 592
Structural change, %	+2	+2
Currency, %	+13	+13
Price, %	+3	+3
Volume, %	+11	+12
Total, %	+29	+30
2005	15 196	15 033

Geographic distribution of orders received

%, last 12 months	December 2005	December 2004
North America	37	37
South America	5	4
Europe	34	37
Africa/Middle East	7	6
Asia/Australia	17	16
	100	100

Earnings and profitability

Operating profit increased 66% to MSEK 2 955 (1 784) corresponding to an operating margin of 19.7% (15.4). All business areas improved and achieved record levels for both profits and margins. Key drivers for the record performance were strong volume and price development as well as a much better exchange rate situation. As a consequence of the very low SEK/USD exchange rate at the end of 2004, the total positive currency effect, compared to Q4 previous year, was about MSEK 600. The change in accounting for share based payments had a negative effect, compared with previously applied accounting.

Net financial items were MSEK -59 (+14), affected positively by changes in accounting for share based payments. Previous year's financial items included a net one time gain of MSEK 135. Excluding these items, the net interest cost increased to MSEK -168 (-100), primarily as an effect of differences in fair market valuations of debt related derivative instruments and higher USD interest rates.

Profit after financial items improved 61%, to MSEK 2 896 (1 798), to a margin of 19.3% (15.5).

Net profit totaled MSEK 2 182 (1 292) or SEK 3.46 (2.05) per share. The net profit includes a gain on discontinued operations, after selling expenses and taxes, of MSEK 217, related to the divestment of the electric tools business. Previous year's net profit includes discontinued operations and the profit per share is adjusted for the share split in May 2005.

The return on capital employed during the 12 months to December 31, 2005 was 29% (22), and the return on shareholders' equity was 28% (22). The Group currently uses a weighted average cost of capital (WACC) of 7.8% (pre-tax equivalent approximately 11.5%), as an investment and overall performance benchmark.

Cash flow and investments

Cash flow from operations before changes in working capital reached MSEK 2 997 (2 338), corresponding to 20% (20) of Group revenues. Working capital increased by MSEK 561 (596) as a consequence of seasonal large payments of supplier credits and an increase in receivables in line with the strong sales growth. Total cash flow from operations reached MSEK 2 436 (1 742).

Cash flow from net investments, excluding acquisitions and divestments of businesses, increased to MSEK -1 558 (-468), primarily due to increased investments in rental fleet. Operating cash flow equalled MSEK 878 (1 274).

Net indebtedness

The Group's net indebtedness, defined as the difference between interest-bearing liabilities and liquid assets, amounted to MSEK 7 229 (7 336), of which MSEK 1 826 (2 115) was attributable to employee benefits. The debt/equity ratio, defined as net indebtedness divided by shareholders' equity, was 28% (32).

Asbestos cases in the United States

As of December 31, 2005, Atlas Copco had 201 (264) asbestos cases filed with a total of 16 739 (27 410) individual claimants. It is important to note that none of these cases identifies a specific Atlas Copco product. In each case there are several defendants, on average 119 (135) companies per case.

The Group dedicates substantial time and professional resources to monitor and follow each of these cases. Based on a continuous assessment of the actual exposure, the Group has not recorded any provisions related to these pending cases.



Employees
On December 31, 2005, the number of employees was 27 515 (25 015). For comparable units, the number of employees increased by 1 864 from December 31, 2004.

Distribution of shares
Share capital equaled MSEK 786 (1 048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	419 697 048
B shares	209 109 504
Total A and B shares	628 806 552

Parent Company
Profit after financial income and expense for Atlas Copco AB totaled MSEK 8 907 (2 631) in 2005. Net profit for the year, after appropriations and taxes, was MSEK 8 395 (2 000).

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, compressed air treatment products, portable compressors and generators, gas and process compressors, as well as specialty rental.

MSEK	October – December 2005	2004	Change %	January – December 2005	2004	Change %
Orders received	**5 736**	**4 381**	**+31**	21 770	18 337	+19
Revenues	**5 795**	**4 597**	**+26**	20 672	17 787	+16
Operating profit	**1 210**	**883**	**+37**	4 032	3 322	+21
- as a percentage of revenues	***20.9***	***19.2***		*19.5*	*18.7*	
Return on capital employed, %	*70*	*70*				

- Strong sales trend continued.
- Record profits, supported by volume gains and positive price and currency development.
- Three new acquisitions in growing application areas.

Orders and revenues

MSEK	October – December Orders Received	Revenues
2004	4 381	4 597
Structural change, %	+3	+2
Currency, %	+13	+11
Price, %	+2	+2
Volume, %	+13	+11
Total, %	+31	+26
2005	5 736	5 795

Geographic distribution of orders received

%, last 12 months	December 2005	December 2004
North America	14	12
South America	5	5
Europe	49	51
Africa/Middle East	7	7
Asia/Australia	25	25
	100	100

Order volume for stationary industrial compressors improved further in the quarter. The demand remained strong from most customer segments, e.g. the manufacturing, chemical, petrochemical, and not least all the energy related segments. Energy efficiency continued to be a significant driver for equipment sales, affecting positively the demand for large oil-free screw and turbo compressors. Sales of standard oil-injected piston compressors to a variety of manufacturing applications also recorded a healthy growth. The aftermarket business for industrial compressors grew at a high pace.

Geographically, the strongest sales growth was achieved in North America and Asia, but all regions recorded double-digit growth. In Western Europe, some big markets, France, Germany and the UK, had a good quarter and recorded above average growth compared to the whole region. The growth rate in Russia continued to be high.

Orders for gas and process compressors were again strong and well above previous year. Europe and Asia contributed most of the strong development.

Sales of portable compressors, primarily serving construction-related customers, continued to increase significantly. Both small and large portable compressors enjoyed a high level of demand, particularly in North America. The corresponding aftermarket business also recorded healthy growth. The specialty rental business, i.e. rental of portable air and power, continued to develop positively.

In October, air treatment companies Pneumatech Inc. and ConservAIR Technologies Company LLP, in the United States, were acquired. The companies have a consolidated turnover of approximately MSEK 140 (MUSD 18) and 175 employees.

Two small specialist compressor companies were acquired in the Netherlands in the quarter. Ketting Handel B.V. is mainly active in the marine sector and Creemers Compressors B.V. is focusing on the growing automotive aftermarket and wholesale markets.

In December, assets related to the stationary generator business were sold.

Operating profit increased 37% to MSEK 1 210 (883), corresponding to a record operating margin of 20.9% (19.2). Main drivers for the improved profit were higher revenue volume, price increases and a strong positive currency effect. The latter affected the margin with about one percentage point compared to previous year.

Return on capital employed (last 12 months) was 70% (70).

Atlas Copco

Construction and Mining Technique

The Construction and Mining Technique business area consists of seven divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	October – December 2005	October – December 2004	Change %	January – December 2005	January – December 2004	Change %
Orders received	**4 686**	**3 574**	**+31**	16 581	11 177	+48
Revenues	**4 354**	**3 244**	**+34**	15 154	10 454	+45
Operating profit	**682**	**363**	**+88**	2 073	1 115	+86
- as a percentage of revenues	***15.7***	***11.2***		*13.7*	*10.7*	
Return on capital employed, %	***28***	***26***				

- Continued strong demand in both mining and construction.
- 14% order volume growth. 15th consecutive quarter of volume growth.
- Record revenues and operating profit.

Orders and revenues

MSEK	October – December Orders Received	Revenues
2004	3 574	3 244
Structural change, %	+1	+1
Currency, %	+13	+12
Price, %	+3	+3
Volume, %	+14	+18
Total, %	+31	+34
2005	4 686	4 354

Geographic distribution of orders received

%, last 12 months	December 2005	December 2004
North America	27	23
South America	9	10
Europe	31	35
Africa/Middle East	13	12
Asia/Australia	20	20
	100	100

The demand from the mining industry continued to be very favorable. Activity and the level of investments in both underground and open pit mining were high. New investments contributed to a very good sales development for underground drilling and loading equipment as well as for rotary drilling rigs for open pit mining and related applications. Sales of exploration equipment were flat. The aftermarket business, including consumables, recorded strong growth, reflecting the high activity level in mines around the world.

For comparable units, the best sales development related to the mining industry was noted in Eastern Europe and Africa.

The demand from the construction industry improved. Order intake increased for underground drilling rigs for infrastructure projects, such as tunneling and hydropower. Sales of crawler rigs for surface applications, such as quarries and infrastructure projects, continued to grow and the favorable trend for light construction equipment, primarily breakers and drills, continued. The best development was achieved in Asia, the Middle East and Europe.

Product development activities for new products and design improvements continued to be high and productive. In the quarter, two new rock drills for heavy production drilling in surface applications were introduced alongside a heavy-duty range of rock drilling tools.

The acquisition of the assets of Consolidated Rock Machinery (Pty) Ltd (CRM) in South Africa was finalized on January 3, 2006.

Operating profit increased to MSEK 682 (363), corresponding to a record margin of 15.7% (11.2). The operating profit benefited strongly from increased revenue volume and favorable changes in exchange rates. The latter affected the operating margin positively with more than 2 percentage points compared with previous year. The net effect of price increases and higher material costs was marginally positive.

Return on capital employed (last 12 months) was 28% (26).

Atlas Copco

Industrial Technique

The Industrial Technique business area consists of five divisions in the following product areas: industrial power tools, and assembly systems.

MSEK	October – December 2005	2004	Change %	January – December 2005	2004	Change %
Orders received	**1 622**	**1 339**	**+21**	6 086	5 180	+17
Revenues	**1 716**	**1 364**	**+26**	6 064	5 046	+20
Operating profit	**347**	**271**	**+28**	1 200	943	+27
- as a percentage of revenues	***20.2***	***19.9***		*19.8*	*18.7*	
Return on capital employed, %	***66***	***59***				

- Good order development in Asia and North America, weaker in Western Europe.
- Record revenues, operating profit and margin, supported by currency development.
- Acquisition of control instrument and torque measurement manufacturer.

Orders and revenues

MSEK	October – December Orders Received	Revenues
2004 reported	2 701	2 729
Discontinued operations	-1 362	-1 365
2004	1 339	1 364
Structural change, %	+7	+7
Currency, %	+11	+11
Price, %	+1	+1
Volume, %	+2	+7
Total, %	+21	+26
2005	1 622	1 716

Geographic distribution of orders received

%, last 12 months	December 2005	December 2004
North America	30	29
South America	3	3
Europe	51	55
Africa/Middle East	4	3
Asia/Australia	12	10
	100	100

The demand from general industry and vehicle service for industrial tools developed favorably. The overall demand from the motor vehicle industry was stable in general, but with some variations between regions and customers.

Order volumes increased slightly compared with a strong Q4 2004. Strong growth was, again, recorded in Asia, most notably in Japan. North America and Eastern Europe continued to develop favorably, while order volumes declined in Central Europe and in the Nordic countries.

The aftermarket business developed very favorably and grew more rapidly than the equipment sales.

The business area continued to invest in market organization, primarily in sales engineers and training activities. The contribution from active product development and design continued and a number of new industrial tools and aftermarket products were introduced.

Effective January 1, 2006, the business area refined its structure to support the growth strategy and better serve its worldwide customer base. The new structure consists of five divisions, instead of previously two.

In October, an agreement was signed to acquire Japanese tool manufacturer Fuji Air Tools Co. Ltd. Fuji has annual sales of MSEK 190 and 120 employees. The acquisition is expected to be completed in the first quarter of 2006.

The acquisition of Italian control instruments and torque measurement manufacturer BLM s.r.l. was finalized in January, 2006. BLM's turnover in 2004 was approximately MSEK 59 (MEUR 6.4) and it has 44 employees.

Operating profit increased to MSEK 347 (271), corresponding to a record margin of 20.2% (19.9). The margin was positively affected by increased revenue volume but changes in the sales mix were negative. Favorable changes in exchange rates affected the margin with more than 1 percentage point.

Return on capital employed (last 12 months) was 66% (59).

The divestment of the professional electric tools business to Techtronic Industries Co. Ltd. was closed on January 3, 2005. The business area has an agreement with Techtronic Industries to continue as a distributor of professional electric tools in some markets. This represents approximately 2% of the business area's sales and is included in structural changes in the table above.

Discontinued operations

The orders received and revenues for the divested electric tools business in Q4 2004 were MSEK 1 362 and MSEK 1 365 respectively. Operating profit was MSEK 119.

Rental Service

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	October – December 2005	2004	Change %	January – December 2005	2004	Change %
Revenues	**3 339**	**2 553**	**+31**	11 604	10 402	+12
Operating profit	**868**	**490**	**+77**	2 666	1 732	+54
- as a percentage of revenues	***26.0***	***19.2***		*23.0*	*16.7*	
Return on capital employed , %	***16***	***10***				

- Accelerated growth in rental revenue.
- Strong volume development and continued favorable price trend.
- All-time high operating profit margin and return on operating capital.

Revenues

MSEK	October – December Total Revenues	Rental Revenues
2004	2 553	1 947
Structural change, %	-1	0
Currency, %	+16	+16
Price, %	+5	+7
Volume, %	+11	+13
Total, %	+31	+36
2005	3 339	2 657

Geographic distribution of revenues

The Rental Service business area has all of its revenues in North America.

Spending in the most important customer segment for the business area – U.S. non-residential construction – grew by an estimated 5-6%, with good growth seen in the manufacturing, commercial, educational and health care categories. Total construction activity, which includes residential construction, grew approximately 8%. Industrial activity, measured by capacity utilization, improved to approximately 80%.

Rental revenues, representing 80% of total revenues, increased 20% in USD, consisting of an increase in rental rates of 7% and an increase in volume of 13%. Same store rental revenue increased 21% and the total number of stores was 465 at the end of the period (467). Sales of used equipment, representing 14% of total revenues, increased 4% in USD. Sales of merchandise, spare parts and new equipment, accounting for 6% of total revenues, decreased 21% in USD, mainly due to the divestment of the non-core IAT distributor business in November 2004. In total, revenues increased 31%, to MSEK 3 339 (2 553), affected also by a positive currency translation effect into SEK of 16%.

Operating profit increased 77% to MSEK 868 (490), corresponding to a margin of 26.0% (19.2), both of which are the highest ever for any quarter. The effects of the expected seasonal slowdown of demand at the end of the period was more than offset by a very high utilization rate on a larger fleet, a continued positive development of rental rates, and the effects of ongoing capital and cost-efficiency measures. Profit margin before non-cash items such as depreciation and amortization (EBITDA margin) improved to 43% (35).

Return on total capital employed (past 12 months) was 16% (10). Return on operating capital (excluding goodwill) improved further to 26% (19) as a result of the profit increase and higher capital turnover.

Rental fleet utilization was 73% (70) and the last 12 month average increased to a new all-time high of 70% (67). Net investments in the fleet increased, reflecting higher rental volume, increased sales of used equipment, and the already high fleet utilization level. At the end of the quarter, total rental fleet at original cost was 11% higher than previous year while fleet-on-rent increased 17%. The quality of the rental fleet improved further as the average fleet age was reduced to 2.5 years (3.3). The operating cash flow continued to be positive, but at a lower level than previous year. Increased fleet investments offset the positive effect of higher operating profits.

Atlas Copco

Previous near-term demand outlook
(Published October 21, 2005)

The demand for Atlas Copco's products and services is expected to remain at a high level.

Demand from manufacturing and process industries is expected to stay favorable. Activity in the construction industry is expected to continue to increase somewhat. Demand from the mining industry is expected to remain strong.

Accounting principles

As of January 1, 2005, the consolidated accounts of the Atlas Copco Group are prepared in accordance with IFRS. The interim report is prepared in accordance with IAS 34 Interim Financial Reporting and the Swedish Financial Accounting Standards Council's recommendation RR 31 Consolidated interim reporting.

Atlas Copco has restated historical financial information as from January 1, 2004 in order to provide comparative information for the corresponding periods in the 2005 interim and annual reports. Financial information for periods prior to January 1, 2004 will not be restated.

The effect of the restatements of earnings and the balance sheet for each quarter and full year 2004 was presented in the appendix of the first quarter report 2005.

The first three quarters in 2005 have been restated for changes in accounting for share based payments (see page 15).

Stockholm, February 2, 2006

Atlas Copco AB
(publ)

Gunnar Brock
President and Chief Executive Officer

SEC 82-812

Atlas Copco

Income statement

MSEK	3 months ended Dec. 31 2005	Dec. 31 2004	12 months ended Dec. 31 2005	Dec. 31 2004
Revenues	15 033	11 592	52 742	43 192
Cost of goods sold	-9 511	-7 557	-33 971	-28 510
Gross profit	**5 522**	**4 035**	**18 771**	**14 682**
Marketing expenses	-1 493	-1 172	-5 453	-4 485
Administrative expenses	-866	-681	-3 159	-2 563
Research and development costs	-280	-239	-978	-849
Other income and expense from operations	72	-159	222	-134
Operating profit	**2 955**	**1 784**	**9 403**	**6 651**
- as a percentage of revenues	*19.7*	*15.4*	*17.8*	*15.4*
Financial income and expenses	-59	14	-103	-269
Profit after financial items	**2 896**	**1 798**	**9 300**	**6 382**
- as a percentage of revenues	*19.3*	*15.5*	*17.6*	*14.8*
Taxes	-931	-570	-2 936	-1 952
Net profit from continuing operations	**1 965**	**1 228**	**6 364**	**4 430**
Net profit from discontinued operations	217	64	217	241
Net profit	**2 182**	**1 292**	**6 581**	**4 671**
- attributable to equity holders of the parent	*2 176*	*1 290*	*6 560*	*4 657*
- attributable to minority interest	*6*	*2*	*21*	*14*
Earnings per share, SEK	**3.46**	**2.05**	**10.43**	**7.41**
- whereof discontinued operations	*0.35*	*0.10*	*0.35*	*0.38*
Average number of shares, millions	628.8	628.8	628.8	628.8
Key ratios, including discontinued operations				
Equity capital per share, period end, SEK			41	36
Return on capital employed before tax, 12 month values, %			29	22
Return on equity after tax, 12 month values, %			28	22
Debt/equity ratio, period end, %			28	32
Rate of equity, period end, %			47	47
Number of employees, period end*			27 515	25 015

Earnings per share and other per share figures have been adjusted for the share split 3:1. No adjustment has been made for the redemption of shares in accordance with the recommendation from The Swedish Society of Financial Analysts. To adjust historical figures also for the redemption of shares, use factor 0.939.

* excluding discontinued operations

Summary of effects of the adoption of IFRS

	Oct – Dec 2004	Jan – Dec 2004
Operating profit, Swedish GAAP	1 808	6 700
IFRS adjustments:		
Cost for share-based payments	0	-17
Amortization intangible assets, incl. goodwill	104	432
Depreciation property, plant and equipment	-4	-8
Decreased leasing costs, net after depreciation	6	26
Other standards	-11	-21
Discontinued operations	-119	-461
Operating profit, IFRS	**1 784**	**6 651**
Financial income and expenses, Swedish GAAP	-4	-320
IFRS adjustments:		
Interest expense - leasing	-6	-26
Interest income - other standards	10	18
Discontinued operations, fin. inc. and exp.	14	59
Profit after financial items, IFRS	**1 798**	**6 382**
Taxes, Swedish GAAP	-610	-2 112
Minority interests, Swedish GAAP	-2	-14
IFRS adjustments:		
Deferred tax	-1	-1
Discontinued operations, taxes	41	161
Minority interests	2	14
Net profit from continuing operations	**1 228**	**4 430**
Net profit from discontinued operations	64	241
Net profit, IFRS	**1 292**	**4 671**

Balance sheet

MSEK	Dec. 31, 2005	Dec. 31, 2004
Property, plant and equipment		
Rental equipment	13 456	9 154
Other property, plant and equipment	4 503	3 714
Intangible assets	10 607	8 597
Financial assets	965	489
Deferred tax assets	853	1 336
Fixed assets	**30 384**	**23 290**
Inventories	7 215	5 634
Trade and other receivables	13 240	10 776
Short-term investments	389	308
Cash and cash equivalents	3 727	2 386
Assets classified as held for sale	-	5 774
Current assets	**24 571**	**24 878**
Total assets	**54 955**	**48 168**
Shareholders' equity	25 716	22 536
Minority interest	92	65
Total equity	**25 808**	**22 601**
Interest-bearing loans and borrowings	7 652	6 950
Employee benefits	1 826	2 115
Deferred tax liability	3 342	2 917
Other liabilities and provisions	628	250
Long-term liabilities	**13 448**	**12 232**
Interest-bearing loans and borrowings	1 867	138
Trade and other payables	13 209	10 222
Provisions	623	734
Liabilities classified as held for sale	-	2 241
Current liabilities	**15 699**	**13 335**
Total shareholders' equity and liabilities	**54 955**	**48 168**
Interest-bearing liabilities and provisions	*11 345*	*10 030*
Non-interest-bearing liabilities and provisions	*17 802*	*15 537*

Changes in equity

MSEK	Jan – Dec 2005	Jan – Dec 2004
Opening balance, Swedish GAAP	22 601 [1]	21 015
Change in accounting principles	419	-694
Opening balance, IFRS	23 020	20 321
Dividend to equity holders of the parent	-1 886	-1 572
Share redemption	-4 192	-
Unclaimed shares from bonus issue 1989	-	2
Share-based payments, equity settled	-48	4
Cash flow hedges	-171	-
Equity hedges	-24	23
Translation differences, equity	2 522	-846
Dividend to minority	-4	-3
Change of minority through acquisitions	-3	6
Translation differences, minority	13	-5
Net profit for the period	6 581	4 671
Closing balance	25 808	22 601
Equity attributable to		
equity holders of the parent	25 716	22 536
minority interest	92	65

[1] IFRS, December 31 2004

Atlas Copco

Cash flow statement, including discontinued operations

MSEK	October - December 2005	October - December 2004	January – December 2005	January – December 2004
Operations				
Operating profit	2 955	1 903	9 403	7 112
Depreciation and amortization*	929	808	3 320	3 121
Capital gain/loss and other non-cash items	-216	-54	-639	-417
Operating cash surplus	**3 668**	**2 657**	**12 084**	**9 816**
Net financial income/expense	-40	1	60	-320
Cash flow from other items	-	18	128	137
Taxes paid	-631	-338	-2 042	-1 328
Change in working capital	-561	-596	-231	-445
Cash flow from operations	**2 436**	**1 742**	**9 999**	**7 860**
Investments				
Investments in rental equipment	-1 533	-595	-6 396	-3 991
Investments in property and machinery	-320	-245	-840	-841
Sale of rental equipment	674	548	2 364	1 941
Sale of property and machinery	50	57	184	188
Investments in intangible fixed assets	-78	-111	-369	-310
Sale of intangible assets	1	-	1	2
Acquisition of subsidiaries	-190	-6	-632	-2 530
Disposal of subsidiaries	22	125	4 114	125
Other investments, net	-352	-122	-422	-152
Cash flow from investments	**-1 726**	**-349**	**-1 996**	**-5 568**
Financing				
Dividends paid	-	-	-1 890	-1 575
Share redemption	-	-	-4 192	-
Unclaimed shares from bonus issue 1989	-	-	-	2
Change in interest-bearing liabilities	-482	-731	-1 439	-1 917
Cash flow from financing	**-482**	**-731**	**-7 521**	**-3 490**
Net cash flow	**228**	**662**	**482**	**-1 198**
Cash and cash equivalents, beginning of period	3 364	1 989	2 618	3 845
Exchange-rate difference	135	-33	627	-29
Cash and cash equivalents, end of period	**3 727**	**2 618**	**3 727**	**2 618**
* Depreciation and amortization				
Rental equipment	*602*	*467*	*2 199*	*1 921*
Property and machinery	*234*	*239*	*823*	*944*
Intangible assets	*93*	*102*	*298*	*256*

Cash flow from remaining and discontinued operations

MSEK	Oct – Dec 2005	Oct – Dec 2004 Remaining operations	Oct – Dec 2004 Discontinued operations	Oct – Dec 2004 Total
Cash flow from				
operations	2 436	1 598	144	1 742
investments	-1 726	-426	77	-349
financing	-482	-691	-40	-731
Net cash flow	**228**	**481**	**181**	**662**
Cash and cash equivalents, beginning of period	3 364	1 934	55	1 989
Exchange-rate difference	135	-29	-4	-33
Cash and cash equivalents, end of period	**3 727**	**2 386**	**232**	**2 618**

Revenues by Business Area

MSEK (by quarter)	2004 1	2	3	4	2005 1	2	3	4
Compressor Technique	4 116	4 549	4 525	4 597	4 423	5 207	5 247	5 795
Construction and Mining Tech.	2 024	2 359	2 827	3 244	3 212	3 771	3 817	4 354
Industrial Technique	1 183	1 251	1 248	1 364	1 340	1 464	1 544	1 716
Rental Service	2 344	2 669	2 836	2 553	2 370	2 812	3 083	3 339
Eliminations	-72	-148	-111	-166	-177	-192	-212	-171
Atlas Copco Group	9 595	10 680	11 325	11 592	11 168	13 062	13 479	15 033

Operating profit by Business Area

MSEK (by quarter)	2004 1	2	3	4	2005 1	2	3	4
Compressor Technique	747	808	884	883	813	962	1 047	1 210
- as a percentage of revenues	*18.1*	*17.8*	*19.5*	*19.2*	*18.4*	*18.5*	*20.0*	*20.9*
Construction and Mining Tech.	193	245	314	363	347	485	559	682
- as a percentage of revenues	*9.5*	*10.4*	*11.1*	*11.2*	*10.8*	*12.9*	*14.6*	*15.7*
Industrial Technique	213	215	244	271	262	280	311	347
- as a percentage of revenues	*18.0*	*17.2*	*19.6*	*19.9*	*19.6*	*19.1*	*20.1*	*20.2*
Rental Service	228	414	600	490	388	621	789	868
- as a percentage of revenues	*9.7*	*15.5*	*21.2*	*19.2*	*16.4*	*22.1*	*25.6*	*26.0*
Common Group Functions	-63	-93	-77	-216	-116	-77	-179	-157
Eliminations	3	-5	-3	-7	1	-30	-15	5
Operating profit	1 321	1 584	1 962	1 784	1 695	2 241	2 512	2 955
- as a percentage of revenues	*13.8*	*14.8*	*17.3*	*15.4*	*15.2*	*17.2*	*18.6*	*19.7*
Financial income and expenses	-90	-82	-111	14	14	-71	13	-59
Profit after financial items	1 231	1 502	1 851	1 798	1 709	2 170	2 525	2 896
- as a percentage of revenues	*12.8*	*14.1*	*16.3*	*15.5*	*15.3*	*16.6*	*18.7*	*19.3*

Acquisitions and divestments 2004-2005

Date	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2005 Dec. 7		Stationary generator business	Compressor Technique		28
2005 Nov. 2	Creemers		Compressor Technique	56	22
2005 Oct. 31	Pneumatech Inc. and ConservAIR		Compressor Technique	140	175
2005 Oct. 11	Ketting Handel		Compressor Technique	35	13
2005 Sept. 6	Intermech		Compressor Technique	100	45
2005 June 16	Contex		Compressor Technique		23
2005 June 1	Lutos		Compressor Technique	41	87
2005 March 21	BIAB Tryckluft		Compressor Technique	15	8
2005 March 3	GSE tech-motive		Industrial Technique	170	67
2005 Jan. 17	Lifton		Construction & Mining	55	141
2005 Jan. 10	Scanrotor		Industrial Technique	71	33
2005 Jan. 3		Prof. electric tools	Industrial Technique	5 462	3 000
2004 Nov. 1		IAT	Rental Service	375	90
2004 Sept. 30	Kolfor Plant		Compressor Technique	49	36
2004 Sept. 20	Rotex		Construction & Mining	73	16
2004 Sept. 14	Baker Hughes Mining Tools		Construction & Mining	300	176
2004 Aug. 23	QQPMC		Industrial Technique	50	80
2004 June 30	Ingersoll-Rand Drilling Solutions		Construction & Mining	2 200	950
2004 June 22	Guimerá		Compressor Technique	147	132

* Annual revenues and number of employees at time of acquisition/divestment.

Due to the relatively small size of the acquisitions in 2005, full disclosure as per IFRS 3 is not given in this interim report. The annual report for 2005 will, however, include all stipulated disclosures.

Atlas Copco

Changes in accounting for share-based payments

Atlas Copco has changed certain elements in the accounting for personnel options and the fair value of agreements made with banks to hedge the cost of personnel options and synthetic options relating to the share value based incentive program for key employees.

A review of the first time adoption of IFRS has resulted in these changes related to the share-based payment program.

The costs incurred when settling personnel options were previously included in current earnings. After the review, such costs will be reported directly to equity in accordance with IFRS 2 (Share-based Payment).

The change in the accounting for the agreements with banks related to the personnel options also results in these agreements being reported at fair value and changes in the fair value of all such agreements related to shares in Atlas Copco will hereafter be reported as financial income or expense. Upon the initial adoption of IFRS on January 1, 2005, other financial agreements related to the Atlas Copco share were classified as operating income rather than financial income.

As a result of these changes, equity as of January 1, 2005 and December 31, 2005 will increase by MSEK 49 and MSEK 136 respectively. The net effect of the financial agreements for 2005 totaled MSEK 381 and is reported as financial income.

These changes do not affect operating profit for the business areas.

The effect of these changes on previously issued interim reports for the first three quarters of 2005 is as follows:

2005	Q1		Q2		Q3		Q1-Q3
MSEK (by quarter)	Old	New	Old	New	Old	New	Difference
Operating profit	**1 737**	**1 695**	**2 292**	**2 241**	**2 562**	**2 512**	**-143**
- as a percentage of revenues	*15.6*	*15.2*	*17.5*	*17.2*	*19.0*	*18.6*	
Financial income and expenses	-72	14	-164	-71	-92	13	+284
Profit after financial items	**1 665**	**1 709**	**2 128**	**2 170**	**2 470**	**2 525**	**+141**
- as a percentage of revenues	*14.9*	*15.3*	*16.3*	*16.6*	*18.3*	*18.7*	
Taxes	-498	-511	-667	-678	-800	-816	-40
Net profit	**1 167**	**1 198**	**1 461**	**1 492**	**1 670**	**1 709**	**+101**

Atlas Copco

Financial targets

The overall objective for the Atlas Copco Group is to grow and to achieve a return on capital employed that will always exceed the Group's average cost of capital.

The current targets are:

- to have an annual revenue growth of 8%;
- to reach an operating margin of 15%; and
- to challenge and continuously improve the efficiency of operating capital in terms of fixed assets, stocks, receivables, and rental fleet utilization.

This will have the result that shareholder value is created and continuously increased.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

Atlas Copco AB

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mentioning of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

For further information

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000, Fax: +46 8 644 9045
Internet: www.atlascopco.com
Corp. id. no: 556014-2720

Analysts

Mattias Olsson, Investor Relations Manager,
Phone: +46 8 743 8291 or +46 70 518 8291
ir@se.atlascopco.com

Media

Annika Berglund, Senior Vice President Corporate Communications,
Phone: +46 8 743 8070 or +46 70 322 8070

Conference call

A conference call to comment on the results will be held at 3:00 PM CET / 9:00 AM EST, on February 2.

The dial-in number is +44 (0)20 7138 0832.

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

The conference call will be broadcasted live via the Internet. Please see the Investor Relations section of our website for link, presentation material, and further details: www.atlascopco.com/ir

A recording of the conference call will be available for 2 days on +44 (0)20 7784 1024 with access code 9583174#.

Interim report at March 31, 2006

The first quarter report will be published on April 27, 2006.

Annual Report

The Annual Report will be published on the web site www.atlascopco.com on March 29. It will also be sent to shareholders that has requested the information.

Annual General Meeting

The Annual General Meeting for Atlas Copco AB will be held on Thursday, April 27, 2006, at 5 p.m. in Aula Magna, Stockholm University, Frescativägen 6, Stockholm, Sweden.

For further information please contact:
Gunnar Brock, President and CEO
+46 (0)8 743 8000
Hans Ola Meyer, CFO
+46 (0)8 743 8292 or +46 (0)70 588 8292

Atlas Copco to explore a divestment of its Rental Service business

Stockholm, Sweden, February 2, 2006: Following a thorough strategic review, Atlas Copco has decided to explore a divestment of its construction equipment rental operations, i.e. the U.S.-based Rental Service Business Area. In 2005, the business area had revenues of MSEK 11 604 (MUSD 1 556), operating profit of MSEK 2 666 (MUSD 357) and 5 100 employees.

"The Rental Service business is growing and performing extremely well," says Gunnar Brock, President and CEO, Atlas Copco Group. *"The operating environment and the business characteristics, however, are very different from Atlas Copco's industrial equipment operations and the possibilities to capture and develop synergies are limited."*

The Atlas Copco Group's strategy is to be and remain a global leader in its businesses. The Atlas Copco Rental Service operation is only active in North America. *"To grow Rental Service aggressively - in North America and even more so internationally - would accentuate the operational differences and lack of synergies vis-à-vis the rest of the Group. This would also change the Atlas Copco Group's business and capital profile in an unwanted direction,"* says Gunnar Brock.

The divestment process will start immediately, with the aim of generating the highest possible value for the Atlas Copco shareholders. Deutsche Bank has been retained to advise and assist in this process.

Atlas Copco sees attractive opportunities to develop its industrial equipment operations. Following a completed transaction, Atlas Copco's capital structure will be adjusted to reflect the characteristics and growth potential of these operations.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2005, the Group had revenues of approximately BSEK 53, with 98% of revenues outside Sweden. The Group has more than 27 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Brock comments on Atlas Copco's Q4 results 2005

Stockholm, Sweden, February 2, 2006: Today Atlas Copco reported yet another quarter with record sales and record profits. *"A record fourth quarter ended our record year,"* said Gunnar Brock, President and CEO. *"We believe in a continued positive development going forward."* The demand for Atlas Copco's products and services is expected to remain at the current high level in the near-term.

Orders received increased 29%, to MSEK 15 196 (11 762) in the quarter, up 11% in volume for comparable units. Revenues amounted to MSEK 15 033 (11 592), up 12% in volume. Operating profit was up 66%, supported by positive currency effects, and the margin was 19.7% (15.4) outperforming last quarter's all-time high. Profit after financial items was up 61% to MSEK 2 896 (1 798), a margin of 19.3% (15.5).

The Rental Service business area had another quarter with record results. *"We have taken the strategic decision to explore a divestment of the construction equipment rental business. Having said this, we will stay as an important supplier to equipment rental companies, both in North America and in other regions. We will also continue to develop and grow our specialty rental business, where we are renting equipment such as compressors and drill rigs."* See also separate press release.

Atlas Copco has been making substantial investments to increase its global presence and penetration in the equipment sales and aftermarket areas. *"We have 30-40 percent more feet on the street, i.e. sales engineers and service technicians serving the customers, than three years ago. This has given us a solid position to grow further on strategic markets such as China, Russia, India and the United States."*

In 2005, earnings per share increased by 41%. The Atlas Copco's stock price increased by 77%, compared to the general index on the Stockholm Stock Exchange, which increased 33% during the same period.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2005, the Group had revenues of approximately BSEK 53, with 98% of revenues outside Sweden. The Group has more than 27 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.